

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2022

Evripides Drakos
President and Chief Executive Officer
Bakhu Holdings, Corp.
One World Trade Center, Suite 130
Long Beach, CA 90831

Re: Bakhu Holdings, Corp.
Registration Statement on Form S-1
Filed November 29, 2022
File No. 333-268581

Dear Evripides Drakos:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed November 29, 2022

Cover Page

1.   We note your disclosure that your common stock is quoted on the OTC Market Pink Sheets and that the selling stockholders may sell common stock from time to time at prices established on the OTC Market Pink Sheets. Please note that the OTC Market Pink Sheets is not an established public trading market into which a selling stockholder may offer and sell shares at other than a fixed price. Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which the selling shareholder will offer and sell shares until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Refer to Item 501(b)(3) of Regulation S-K.

<u>Signatures, page II-8</u>

2.   Please include the signature of the principal accounting officer or controller. See Instruction 1 to Signatures in Form S-1.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Kibum Park at 202-551-6836 or Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: George G. Chachas, Esq.